TATA

RECEIVED

2005 OCT 24 A 10:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-3733

18th October 2005
BP/AD-M1A/ 827

05011967

SUPPL

Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Unaudited Financial Results for the quarter/ half year ended 30th September 2005

In terms of Clause 41 of the Listing Agreement, we send herewith a statement containing the Unaudited Financial Results (Provisional) of the Company for the quarter/half year ended 30th September, 2005 along with segment-wise reporting, which were taken on record by the Board of Directors of the Company at its meeting held today. We also forward herewith a copy of the Press Release issued by the Company.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

Encls.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER/HALF-YEAR ENDED 30TH SEPTEMBER, 2005

	Particulars	Quarter ended		Half-Year ended		Year ended
		30-Sep-05	30-Sep-04	30-Sep-05	30-Sep-04	31-Mar-05 (Audited)
		MUs	MUs	MUs	MUs	MUs
1.	Generation	3,420	3,203	7,171	6,732	13,283
2.	Sales	3,341	3,027	6,958	6,400	12,663
		Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores
3.	a) Revenue from Power Supply	979.95	885.58	2,024.63	1,924.84	3,655.39
	b) Income from Other Operations	81.62	54.81	135.69	102.40	275.05
		1,061.57	**940.39**	**2,160.32**	**2,027.24**	**3,930.44**
4.	Expenditure					
	a) Staff Cost	42.57	35.55	80.47	53.50	155.40
	b) Cost of Power Purchased	133.55	102.80	244.62	213.29	415.70
	c) Cost of Fuel	510.52	432.08	1,114.65	944.98	1,863.98
	d) Cost of components, materials and services in respect of contracts	74.84	41.06	114.92	70.28	187.45
	e) Other expenditure	59.77	109.02	124.30	173.00	355.19
	f) Total expenditure (4a to 4e)	821.25	720.51	1,678.96	1,455.05	2,977.72
5.	Operating Profit	240.32	219.88	481.36	572.19	952.72
6.	Other Income	42.10	98.73	73.62	116.20	387.13
7.	Interest and Finance Charges	43.03	48.74	80.88	108.48	191.44
8.	Gross Profit after interest and finance charges but before Depreciation and Tax (5+6-7)	239.39	269.87	474.10	579.91	1,148.41
9.	Depreciation	68.15	75.12	133.76	196.01	359.62
10.	Provision for Contingencies					30.00
11.	Profit before tax (8-9-10)	**171.24**	**194.75**	**340.34**	**383.90**	**758.79**
12.	Provision for Taxation					
	Current Tax	51.12	35.71	107.16	99.88	158.88
	Deferred Tax	(7.07)	17.15	(13.86)	40.49	48.55
	Fringe Benefit Tax	1.52		2.97		
13.	Net Profit after tax (11-12)	**125.67**	**141.89**	**244.07**	**243.53**	**551.36**
14.	Statutory & Special Appropriations					(3.73)
15.	Distributable Profit (13-14)					555.09
16.	Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.92	197.92	197.92	197.92	197.92
17.	Reserves including Statutory Reserves					4,363.13
18.	Basic Earnings per Share on Net Profit after tax (not annualised) (In Rupees)	6.34	7.16	12.32	12.29	27.83
19.	Diluted Earnings per Share on Net Profit after tax (not annualised) (In Rupees)	6.00	7.16	11.63	12.29	27.65
20.	Aggregate of non-promoter shareholding					
	No. of shares			13,38,56,160	13,35,74,774	13,36,50,822
	% of shareholding			67.64	67.50	67.54
21.	Final Dividend (Proposed)					
	Rate per share (Face Value Rs. 10/-) (In Rupees)					7.50
	Amount (Rs. in crores)					148.60

1. The above results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 18th October, 2005.

2. The Auditors Report on the financial statements for the year ended 31st March, 2005, refers to the approvals from the relevant authorities awaited in respect of special appropriations to Deferred Taxation Liability Fund of Rs. 106.63 crores in 2001-02 and Rs. 22.93 crores in 2002-03 considered in the computation of "Capital Base" and "Clear Profits" under the Sixth Schedule to the repealed Electricity (Supply) Act, 1948. The approvals are awaited as at 30th September, 2005.

3. Effective 1st July, 2004, the Company had sold its 75MW Power Plant at Wadi to Associated Cement Companies Limited and the Broadband division of the Company to Tata Power Broadband Co. Ltd. Consequently, the results for the quarter/half-year ended 30th September, 2005, do not include the results from the operations of the Wadi Power Plant and of the Broadband business of the Company and hence are not comparable.

4. Staff Cost and Other Expenditure for the quarter and half-year ended 30th September, 2004 are net of amounts written back aggregating to Rs. Nil and Rs. 22 crores and Rs. Nil and Rs. 17.70 crores respectively. Other Income for the quarter and half-year ended 30th September, 2004, includes Rs. 51.35 crores on account of Profit on sale of Long Term Investments.

5. Effective 1st April, 2004, exchange differences arising on the repayment/realignment of liabilities incurred for the purpose of acquiring fixed assets, which were carried in terms of historical cost, in respect of assets relating to the electricity business as Licensee, had been adjusted in the carrying amount of fixed assets as required by Accounting Standard 11 (AS-11). Consequently, the unamortised portion of such exchange differences as at 1st April, 2004 and exchange differences arising on the repayment/realignment of liabilities incurred for the purpose of acquiring fixed assets from 1st April, 2004 had been capitalised (Rs. 48.58 crores) and depreciation aggregating Rs. 48.58 crores was provided thereon. Accordingly, depreciation charge during the quarter and half-year ended 30th September, 2004 was higher to the extent of Rs. 0.05 crores and Rs. 48.58 crores respectively.

6. The tariff in respect of the Mumbai Licensed Area for the quarter/half-year ended 30th September, 2005 is based on the Tariff Order dated 11th June, 2004 issued by the Maharashtra Electricity Regulatory Commission (MERC) for the years 2003-04 and 2004-05. The Annual Revenue Requirement (ARR) and Tariff Petition of the Company for the year 2005-06 is being processed by MERC. During the quarter, the Maharashtra Electricity Regulatory Commission (Terms and Conditions of Tariff) Regulations, 2005 came into force with effect from 26th August, 2005. These Regulations supercede the Maharashtra Electricity Regulatory Commission (Terms and Conditions of Tariff) Regulations, 2004. Adjustments, if any, will be made on receipt of the MERC Order which is awaited. Further, the quarterly/half-yearly results do not reflect the adjustments required to be made towards Statutory Appropriations, for which adjustments will be made for the year as a whole. Accordingly, the quarterly/half-yearly results are not representative of the annual performance.

7. In respect of the share of Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from Reliance Energy Ltd.(REL) for the periods from 1st April, 1998 to 31st March, 2004, there is no change in the status from the last quarter ended 30th June, 2005. However, during the quarter, the Company has filed an appeal before the Appellate Tribunal against the MERC Tariff Order dated 11th June, 2004 to the limited extent of fixing the charges for the standby facility being provided by the Company to REL or sharing by the Company and REL of the Standby Charges payable to MSEB. The appeal is pending for admission.

As the payments in respect of Standby Charges are subject to the final outcome of the Appeals, no adjustment has been made for the reversal in terms of the MERC Order dated 31st May, 2004 of Standby Charges credited in previous years estimated at Rs. 503 crores. Further, consequent to the MERC Order, interest estimated at Rs. 31 crores is payable to MSEB which has also not been accounted for. The aggregate of these amounts net of tax is estimated at Rs. 354 crores, which MERC in its Order has allowed to be adjusted, wholly by a withdrawal/set-off from certain Statutory Reserves created in earlier years by the Company under the repealed Electricity (Supply) Act, 1948.

Adjustments if any, will be recorded by the Company on the final outcome of the said Appeal. Accordingly, adjustment to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will also be made on the disposal of the said Appeal and no provision has been made in the accounts towards interest that may be determined as payable to REL (on amounts determined as excess recovery in the MERC Tariff Order in respect of which refund the Company has obtained a stay) for the quarter/half-year ended 30th September, 2005 in terms of the MERC Order.
However, since 1st April, 2004, the Company, as a matter of prudence, has accounted standby charges on the basis determined by the MERC Order.

8. The number of investor complaints received during the quarter, resolved and pending are:

Pending as on 1st July, 2005	1
Received during the quarter ended 30th September, 2005	16
Disposed off during the quarter ended 30th September, 2005	2
Unresolved at the end of the quarter ended 30th September, 2005	15 @

@ Includes 14 complaints pertaining to non-receipt of dividend for the Financial Year 2004-05, the reconciliation of which is in progress.

9. Previous period/year figures have been regrouped wherever necessary.

10. In compliance with Clause 41 of the Listing Agreement with the Stock Exchange, a Limited Review of the results for the quarter ended 30th September, 2005 has been carried out by the statutory auditors.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

Date: 18th October, 2005.

RATAN N TATA
Chairman

TATA

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

Rs. Crores

Particulars	Quarter ended		Half-Year ended		Year ended
	30-Sep-05	30-Sep-04	30-Sep-05	30-Sep-04	31-Mar-05
Segment Revenue					
Power business	987.58	891.22	2,047.35	1,936.18	3,683.11
Others	75.49	52.47	116.18	95.82	257.93
Total Segment Revenue	1,063.07	943.69	2,163.53	2,032.00	3,941.04
Less: Inter segment revenue	1.50	3.30	3.21	4.76	10.60
Net Sales/Income from Operations	**1,061.57**	**940.39**	**2,160.32**	**2,027.24**	**3,930.44**
Segment Results					
Power business	171.15	151.70	350.00	385.72	616.87
Others	0.45	1.49	(1.24)	3.66	10.86
Total Segment Results	171.60	153.19	348.76	389.38	627.73
Less: Interest Expense	37.18	41.78	73.78	87.89	166.98
Add: Unallocable Income net of unallocable expense	36.82	83.34	65.36	82.41	298.04
Total Profit Before Tax	**171.24**	**194.75**	**340.34**	**383.90**	**758.79**
Capital Employed					
Power business	3,623.22	3,518.88	3,623.22	3,518.88	3,375.11
Others	173.83	63.16	173.83	63.16	121.21
Total Capital Employed	**3,797.05**	**3,582.04**	**3,797.05**	**3,582.04**	**3,496.32**

Types of products and services in each business segment:

Power - Generation, Transmission and Distribution of Electricity.
Others - Electronics, Project Consultancy etc.

TATA

immediate use **PRESS RELEASE**

Tata Power quarterly revenues up 13% at Rs.1061.57 crores

- **Operating Profit up 9% at Rs. 240.32 crores**
- **Sales Volume up 10% at 3341 MUs**
  - **Sales in Mumbai licence area up 12% to 2731 MUs**
- **120 MW Jojobera plant got synchronized**
- **MoU with Jharkhand Government on 3000 MW mega power projects**
- **JV inked with Damodar Valley Corporation for 1,000 MW mega power project**
- **ICRA accords highest 'LAAA' rating to Tata Power's NCD programmes**

Mumbai 18th October 2005: The Tata Power Company Limited, India's largest private generating company, today announced its quarterly financial results for the period ended September 30, 2005.

Financial Highlights – Q2 FY06:

- Tata Power reported revenues of Rs. 1061.57 crores registering an increase of 13% over Rs. 940.39 crores during the corresponding period last year. Operating profits during the period under review were higher by 9% at Rs. 240.32 crores against Rs. 219.88 crores last year. Sales Volume during the Quarter showed increase by 10% at 3341 MUs, while unit sold in the Mumbai licence area increased by 12%.

- Net Profit is higher at Rs.125.67 crores compared to Rs. 118.40 crores during the previous quarter ended June 30, 2005. However, the same is lower as compared to Rs. 141.89 crores in the corresponding period last year which included a one-time extraordinary income of Rs. 51.35 crores towards profit on sale of long-term investments.

Operational Highlights

- Due to exceptionally heavy monsoons, Tata Power's lakes in Maharashtra witnessed highest effective inflow of almost 1850 MCM, due to which the Company has been able to generate higher electricity from its hydro power plants thus optimizing the balance between hydro and thermal generation and minimizing the pressure of rising fuel costs on its consumers.

- During the unprecedented flood crisis in Mumbai post July 26 record rainfall, Tata Power's thermal units at Trombay operated at full capacity to keep Mumbai powered. In addition, Tata Power extended full support to its consumers in Mumbai including other utilities.

- Maharashtra was also affected on several occasions with severe break downs during the Quarter due to Grid disturbances. Tata Power, however, successfully operated its islanding protection system, thus maintaining power supply to Mumbai.

- Tata Power in association with the Confederation of Indian Industries (CII) has kick-started a drive to educate and motivate the consumers to conserve energy which has evoked a good response. The campaign aims to seek the involvement of every individual and inspire the spirit of energy conservation in every Mumbaikar.

- Tata Power and BEST (Brihanmumbai Electric Supply and Transport Undertaking) reached an agreement for extending its existing long term contract for power supply and have sought the regulator's approval.

New Projects

- The 120 MW Jojobera project was synchronized in September 2005.

- Subsequent to signing an MoU with the Government of Maharashtra for Mega power plants of 1500 MW which are being actively pursued, Tata Power has signed an MoU with the Government of Jharkhand to evaluate projects of almost 3,000 MW along with captive coal mining facilities. There are also prospects of revamping the existing power generation plants in Jharkhand and participation in Transmission and Distribution by way of management contracts/JV initiatives.

- Tata Power signed the Shareholders' Agreement and the Share Purchase Agreement with Damodar Valley Corporation (DVC) for the proposed Mega Power Plant of 1,000 MW Right Bank Thermal Power Project being developed by Maithon Power Ltd.

ICRA, India's leading credit rating system, has accorded Tata Power's Rs. 1,000 crore and Rs. 500 crore Non-Convertible Debenture programmes the highest "LAAA" rating from the earlier "LAA+" rating. The "LAAA" rating is the highest-credit-quality rating assigned by ICRA, and signifies the lowest credit risk.

Powerlinks Transmission Limited: The 51% joint venture with PowerGrid Corporation for the construction of 400 kV transmission lines from TALA (Bhutan) to Delhi region is progressing and will be completed well ahead of the scheduled commissioning date of July 2006. This is India's first inter-state transmission project with private sector participation.

North Delhi Power Limited (NDPL): The Tata Power-Delhi Government Joint Venture has over performed the regulatory target for reduction of the Aggregate Transmission & Commercial (AT&C) losses. The regulatory target of 35.35% to be achieved at the end of this financial year has already been achieved at 32.63%. Further NDPL continues to improve the reliability and efficiency of its network and service to consumers.

Tata Power Trading Company Ltd. (TPTCL) – **Tata Power Trading Company Ltd. (TPTCL)** – traded **about 200** MUs during the Quarter. TPTCL **sold power to** MSEB, Uttar Pradesh Power Corporation Limited (UPPCL), Haryana Power Generation Corporation Limited (HPGCL), MPSEB, Delhi Transco Limited (DTL) and The Tata Power Company Limited.(TPC)

Commenting on the performance this quarter, Mr. A J Engineer, Head - Tata Power Co. Ltd., said, "The results during the quarter signify sustained volume growth on the back of increased demand in the license area. Enhanced use of the company's hydel generating capacity ensured that the balance between hydel and thermal generation was suitably optimized, thus reducing the impact of rising fuel costs on the consumer. Tata Power will shortly add to its generating capacity having commissioned its new unit at Jojobera, and is also exploring growth by pursuing several power project proposals in Maharashtra, Jharkhand and the proposed joint venture with DVC. ICRA's highest ratings for the company's debt instruments testify Tata Power's strong fundamentals and growth prospects."

About Tata Power:

The Tata Power Company Limited is India's largest private sector generating Company with an installed generation capacity of over 2300 MW. The Company has emerged as a pioneer in the Indian power sector, with a track record of performance, customer care and sustained growth. Tata Power has a presence in all areas of power sector - generation (thermal, hydro, solar and wind) transmission and distribution.

For further information please contact:

Shalini Singh
Chief, Corporate Communications
The Tata Power Company Limited
Phone: 5665 8748
Email: shalinis@tpc.co.in

Rashmi Naik / Navin Tauro
Vaishnavi Corporate Communications
Phone: 56568708/ 87 Fax: 56568788
Email: rashmi@vccpl.com / ntauro@vccpl.com